Mail Stop 6010

August 8, 2007

Glenn A. Little
President
Diasense, Inc.
211 West Wall Street
Midland, Texas 79701

> **Re:    Diasense, Inc.**
> **Revised Preliminary Information Statement**
> **Filed July 20, 2007**
> **File No. 0-26504**

Dear Mr. Little:

We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

1.      Please confirm to us that the information statement was not sent to shareholders as disclosed on page 2.

Reasons for the Reverse Stock Split of our Common Stock, page 4

2.      Refer to your disclosure that a proportionate increase in market price is "generally expected" in connection with a reverse split.  Due to your disclosure on page 6 that the common stock has no value, please provide us any data that you have that shows that reverse splits of stock with no value result in a proportionate increase in market price.  If you do not have any such data, please remove any implication that such an increase is expected.

3.      Please expand the first paragraph on page 6 to clarify how the 12,500 to 1 reverse split accomplished the "previously stated objectives."  From your expanded disclosure, shareholders should be able to understand how you determined the amount of the reverse split as opposed to some other ratio.  For example, expand the disclosure to clarify the number of holders after the reverse split.

4.      Please tell us how you determined that there will be 1,463 outstanding shares and the increase by 22,103,588 shares as disclosed on page 6.

5.      We note that you disclose what the board <u>did not</u> consider when determining the price it would pay for fractional shares.  Please expand to explain what the board <u>did</u> consider and how it arrived at $.05 per fractional share.

<u>Proposal  2</u>

6.      Please clarify why "action is being taken" to increase your authorized capital stock to the amounts indicated if that increase has already occurred.  If you are intending to inform investors of a previously completed increase that occurred without proper disclosure, please revise to say so directly and remove any implication that the action is pending.  Also disclose clearly how the effects of the proposed split differ from what would have occurred if the previous action were not taken; for example, disclose how the post-reverse-split number of authorized but unissued shares differs as a result of the previously completed action.

        As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the revised filing to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have questions.


                                        Sincerely,


                                        Russell Mancuso
                                        Branch Chief


cc (via fax): Steven Siskind, Esq.